AB Funds
1345 Avenue of the Americas
New York, NY 10105


March 25, 2015


Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549
Attention: Jason Fox

Re: In the matter of the following SEC Filings:

Fund                                                                  Fiscal Year End
----                                                                  ---------------
AllianceBernstein Variable Products Series - Money Market Portfolio   liquidated 4/27/2012
AB Cap Fund - US Strategic Research Portfolio                         liquidated 6/27/2013
AB Cap Fund - Emerging Markets Equity Portfolio                       liquidated 11/25/2013
AB Cap Fund - International Discovery Portfolio                       liquidated 10/09/2014
AB Bond Fund - Real Asset Strategy                                    10/31/2014
AB Bond Fund - Government Reserves Portfolio                          4/30/2014
AllianceBernstein Global High Income Fund                             3/31/2014

Dear Mr. Fox:

Enclosed are responses to the requests made during my phone conversation with you on February 27, 2015.

We hereby acknowledge that (i) each Fund is responsible for the adequacy and accuracy of the disclosures in this filing ; (ii) Staff comments or changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing ; and
(iii) a Fund named in this filing may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please do not hesitate to call me at 914.259.7740.

Sincerely,

/s/ Joseph Mantineo
-------------------
Joseph Mantineo
Treasurer and Chief Financial
Officer of each Fund



cc: Larry Cranch, AllianceBernstein L.P.
    Phil Kirstein, Senior Officer of the Funds
    Mark R. Manley, AllianceBernstein L.P.
    Emilie Wrapp, AllianceBernstein L.P.
    Stephen Laffey, AllianceBernstein L.P.
    Vince Noto, AllianceBernstein L.P
    Steve Woetzel, AllianceBernstein L.P.
    Phyllis Clarke, AllianceBernstein L.P.

Comment #1:
AllianceBernstein Variable Products Series - Money Market Portfolio, AllianceBernstein Cap Fund - US Strategic Research Portfolio, AllianceBernstein Cap Fund - Emerging Markets Equity Portfolio, AllianceBernstein Cap Fund - International Discovery Portfolio
-------------------------------------------------------------------------------
Under the EDGAR database, the [active/inactive] status of the portfolios is not checked off.

Response #1:
With respect to each Portfolio, the [active/inactive] status will be checked off under the EDGAR database.


Comment #2:
AllianceBernstein Bond Fund - Real Asset Strategy
-------------------------------------------------
There was no annual or semi- annual report found on the AllianceBernstein website.

Response #2:
The annual and semi-annual reports can be found under the fund's new name, AB All Market Real Return Portfolio, effective December 12, 2014.


Comment #3:
AllianceBernstein Bond Fund - Government Reserves Portfolio
-----------------------------------------------------------
There was no literature available on the AllianceBernstein website.

Response #3:
This fund is offered to private wealth management clients only. The literature is located on the AllianceBernstein website under the Private Wealth Management link.


Comment #4:
AllianceBernstein Global High Income Fund
-----------------------------------------
The inside cover of the annual report states AllianceBernstein publishes full portfolio holdings for the Fund monthly at the AllianceBernstein website; however, such holdings were not found on the AllianceBernstein website.

Response #4:
The sentence was inadvertently included on the inside cover page. It will be removed in future reports.